NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISS
WASHINGTON, D.C. 20549


07072713

July 3, 2007


RECD S.E.C.
JUL 0 3 2007
1086

Act 1934
Section
Rule 14d-10(a)(1) + 14d-4(d)(2)
Public Availability July 3, 2007

P.E. 7-3-2007

Michael Wolfson, Esq.
Simpson Thacher & Bartlett
City Point
One Ropemaker Street
London EC2Y 9HU

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

Re: Enel Energy Europe Societá a Responbsibilitá Limitata and Acciona, S.A. offer for Endesa, S.A.

Dear Mr. Wolfson:

We are responding to your letter dated July 3, 2007 addressed to Brian V. Breheny and Michael Pressman, as supplemented by telephone conversations with the staff, with regard to your request for exemptive and no-action relief. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the United States Securities and Exchange Commission hereby grants an exemption from the following rules:

- Rule 14d-10(a)(1) under the Exchange Act. The exemption from Rule 14d-10(a)(1) is granted to permit Enel and Acciona to make the U.S. Offer available to all holders of Endesa ADSs and all U.S. holders of Endesa Ordinary Shares. As required by Spanish law, the Spanish Offer will be open to all holders of Endesa Ordinary Shares, including U.S. holders.

- Section 14(d)(5) of the Exchange Act. The exemption from Section 14(d)(5) is granted to permit Enel and Acciona to terminate withdrawal rights in the U.S. Offer at the expiration of the U.S. Offer and during the period immediately following the expiration of the U.S. Offer, when the tendered Endesa Shares are being counted and until payment occurs, in accordance with Spanish law and practice.

- Rule 14d-4(d)(2) under the Exchange Act. The exemption from Rule 14d-4(d)(2) is granted to allow Enel and Acciona to waive or reduce the minimum tender condition after the expiration of the U.S. Offer, without extending the initial offer period and without providing withdrawal rights after such waiver or reduction, in accordance with Spanish law and regulation. We note in granting such relief that should Enel and Acciona wish to reduce or waive the minimum tender condition under those circumstances, it will provide the procedural and disclosure protections described in your July 3, 2007 letter.

- Rule 14d-7 under the Exchange Act. The exemption from Rule 14d-7 permits Enel and Acciona to terminate withdrawal rights following the expiration of the U.S. Offer, pending satisfaction of the condition to the U.S. Offer that the Spanish Offer be completed.

On the basis of the representations made and the facts presented in your July 3, 2007, the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 14d-10(a)(2) or Rule 14e-1(b) of the Exchange Act if Enel and Acciona reduce the offer price paid in the U.S. Offer by the amount of any dividend paid by Endesa under the circumstances described in your letter and after the expiration of the U.S. Offer. This no-action relief will allow Enel and Acciona to provide the equivalent economic value to shareholders tendering into both the Spanish and U.S. Offers, as required by Spanish law. We also note that Enel and Acciona have undertaken to provide shareholders with adequate notice of the potential of such a reduction in the amount of the offer price, through disclosure in the offer materials and through the use of a press release and an advertisement in a newspaper of national circulation in the United States, as described in your letter.

The foregoing exemptive and no-action relief is based solely on the representations and the facts presented in your letter dated July 3, 2007, as supplemented by telephone conversations with the staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any other questions that may be raised by the proposed transaction, including but not limited to, the adequacy of disclosure concerning and the applicability of any other federal or state laws to the proposed transaction.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority



Brian V. Breheny
Chief
Office of Mergers and Acquisitions

SIMPSON THACHER & BARTLETT LLP
A LIMITED LIABILITY PARTNERSHIP

CITYPOINT
ONE ROPEMAKER STREET
LONDON EC2Y 9HU
+44 (0)20 7275 6500

DIRECT DIAL NUMBER | E-MAIL ADDRESS

FACSIMILE: +44 (0)20 7275 6502

BY FEDERAL EXPRESS

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Attention: Brian V. Breheny, Esq.
Michael Pressman, Esq.

July 3, 2007

Re: Cash Offer by Enel Energy Europe Società a Responsabilità Limitata and Acciona, S.A. for Ordinary Shares and ADSs of Endesa, S.A.

Dear Messrs. Breheny and Pressman:

We[1] are writing on behalf of our client, ENEL Società per Azioni, an Italian corporation, and Enel Energy Europe Società a Responsabilità Limitata (collectively, "ENEL"), an Italian corporation wholly owned by ENEL Società per Azioni, and on behalf of Acciona, S.A., a Spanish corporation, and Finanzas Dos, S.A. a Spanish corporation wholly owned by Acciona, S.A. (collectively, "Acciona" and together with ENEL, the "Offerors"). On April 11, 2007 (the "Announcement Date"), the Offerors announced their intention to make a joint cash tender offer to acquire all the outstanding ordinary shares, nominal value €1.20 per share (the "Shares"), of Endesa, S.A., a Spanish corporation ("Endesa"), including Shares represented by American Depositary Shares (the "ADSs" and, together with the Shares, the "Endesa Securities"). The Offerors propose to make the offer to acquire all the outstanding Endesa Securities pursuant to a dual offer structure, consisting of:

- a U.S. offer open to all holders of Shares who are resident in the United States and to all holders of ADSs, wherever located (the "U.S. Offer"); and

- a Spanish offer open to all holders of Shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish offer (the "Spanish Offer" and, together with the U.S. Offer, the "Offers").

Pursuant to the Spanish Royal Decree 1197/1991, of 26 July, on Public Tender Offers for Securities (the "Decree on Tender Offers"), the Offerors filed an Explanatory

[1] We are admitted to practice only in the State of New York. To the extent this letter summarizes propositions of Spanish law, we have relied on advice from Cuatrecasas, Spanish counsel to ENEL.

Prospectus with the *Comisión Nacional del Mercado de Valores* ("CNMV") on the Announcement Date to request authorization from the CNMV to commence the Spanish Offer to acquire all the outstanding Endesa Securities. In accordance with Sections 14(d) and 14(e) and applicable regulations promulgated pursuant thereto under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and subject to any relief granted pursuant to this letter, the Offerors intend to file with the U.S. Securities and Exchange Commission (the "Commission") a tender offer statement on Schedule TO (the "Schedule TO") with respect to the U.S. Offer.

As previously discussed with members of the staff (the "Staff") of the Commission, we respectfully request that the Staff grant exemptive relief to the Offerors from the provisions of the following Sections of, and the Rules under, the Exchange Act:

- Rule 14d-10(a)(1), to permit the Offerors to make the Offers utilizing a dual offer structure pursuant to which the Offerors will make (i) the U.S. Offer that will be open to all holders of Shares who are resident in the United States and to all holders of ADSs, wherever located, and (ii) the Spanish Offer that will be open to all holders of Shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer (including U.S. holders);

- Rule 14d-4(d)(2), to permit the Offerors, following the expiration of the U.S. Offer, to waive or reduce the minimum tender condition in accordance with the process prescribed by Spanish law and practice in the event that the minimum tender condition has not been satisfied, without extending the acceptance period of, or extending withdrawal rights under, the U.S. Offer;

- Rule 14d-7, to permit the U.S. Offer to expire, and to permit the Offerors to retain shares tendered pursuant to the U.S. Offer following expiration of the U.S. Offer without withdrawal rights under the U.S. Offer, pending satisfaction of the condition to the U.S. Offer that the Spanish Offer has been completed (as further described below); and

- Section 14(d)(5), to permit the Offerors to terminate withdrawal rights in the U.S. Offer at the expiration of the U.S. Offer and during the period immediately following the expiration of the U.S. Offer until payment occurs after expiration in accordance with Spanish law and practice.

As previously discussed with members of the Staff, we also respectfully request that the Staff confirm that it will not recommend any enforcement action against the Offerors under Rule 14d-10(a)(2) as a result of the Offerors potentially reducing the offer price being paid in the U.S. Offer by the amount of any gross dividend or other distributions paid by Endesa and under Rule 14e-1(b) as a result of the Offerors potentially reducing the offer price being paid in the U.S. Offer by the amount of any gross dividend or other distributions paid by Endesa, in each case if such amount is paid after the expiration of the U.S. Offer but prior to acceptance for payment under the U.S. Offer, without extending the acceptance period of, or withdrawal rights under, the U.S. Offer.

BACKGROUND

Endesa

According to information filed by Endesa with the Commission:

- Endesa is a limited liability corporation (*sociedad anónima*) organized under the laws of the Kingdom of Spain.
- Endesa is the leading utility in the Spanish electricity system and the number one private-sector multinational electricity utility in Latin America and a major operator in the European Mediterranean region, particularly in Italy.
- Endesa has a growing presence in the various natural gas market segments in Spain and Portugal and its business in the renewable energies field is well consolidated.
- In 2006, Endesa's net sales were approximately €19.6 billion and its net income was approximately €3.2 billion.

Endesa is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. The Shares are publicly traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (collectively, the "Spanish Stock Exchanges") and the Santiago Off Shore Stock Exchange in Chile. The ADSs, which are evidenced by American Depositary Receipts, are listed on the New York Stock Exchange (the "NYSE"). Each ADS represents one Share. The Shares and the ADSs are registered pursuant to Section 12(b) of the Exchange Act.

ENEL

ENEL is Italy's largest power company and Europe's third largest listed utility by market capitalization. In 2006, ENEL's net sales were approximately €38.5 billion and its net income was approximately €3.0 billion.

ENEL's shares are listed on the Milan stock exchange and its American Depositary Shares are listed on the NYSE and are evidenced by American Depositary Receipts.

Acciona

Acciona is a Spanish corporation whose main lines of business are development and management of infrastructure and real estate prospects, provision of transport, urban and environmental services and development and operation of renewable energies. In 2006, Acciona's net sales were approximately €6.3 billion and its profit from continuing activities was approximately €1.8 billion.

Acciona's shares are listed on the Spanish Stock Exchanges.

Qualification for Tier II Exemptive Relief

In separating the Offers into the U.S. Offer and the Spanish Offer and in conducting the U.S. Offer on the terms described in this letter, the Offerors intend to rely on Rule 14d-1(d) under the Exchange Act, which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions ("Tier II Relief"). In order for an offer to qualify for Tier II Relief, (i) the subject company must be a foreign private issuer as defined in Rule 3b-4 under the Exchange Act and not an investment company, (ii) no more than 40% of the securities of the subject company sought in the offer may be held by holders who are resident in the United States and (iii) the offeror must comply, subject to any applicable exemptions, with all applicable U.S. tender offer rules and regulations.

Because the Offerors are not making the Offers pursuant to any agreement with Endesa, in determining that the Offers qualified for Tier II Relief, the Offerors are presuming, as permitted by Instruction 3 to Rule 14d-1(d), that less than 40% of the Shares, including Shares represented by ADSs, were held by U.S. holders based on the facts described below.

According to Endesa's annual report on Form 20-F for the year ended December 31, 2006 filed with the Commission on June 1, 2007 (the "Endesa 20-F")[2], as of December 31, 2006, the share capital of Endesa consisted of 1,058,752,117 Shares, all of which are listed on the Spanish Stock Exchanges. Of these Shares, 12,361,194 Shares were listed on the NYSE in the form of ADSs as of December 31, 2006. In addition, as of the date hereof, the Offerors directly or indirectly hold 487,116,120 Shares. Thus, based on the Endesa 20-F, and excluding the Shares held by the Offerors (in compliance with Instruction 2 to Rule 14d-1(d)), it appears that approximately 2.2% of Endesa's share capital was represented by ADSs. Endesa's annual report for the year ended December 31, 2005 disclosed that, based on information provided by Iberclear on April 19, 2005, 15.3% of Endesa's capital stock is held in the United States. No subsequent Endesa public report or statement has disclosed a percentage of Endesa capital stock held in the United States.

Based on data from Bloomberg, during the 12-calendar-month period ended June 7, 2007, the worldwide aggregate trading volume of Shares, including Shares represented by ADSs, was 3,794,269,722, and, of such worldwide aggregate trading volume, 30,416,421, or 0.80%, were Shares, including Shares represented by ADSs, that were traded on national securities exchanges or on the OTC market in the United States.

Therefore, based on the publicly available information described above, the Offerors believe that, as of the date 30 days before the expected commencement of the Offers, (i) U.S. holders held less than 40% of the outstanding Shares, including Shares represented by ADSs, and after reasonable investigation, the Offerors have no knowledge and no reason to know that U.S. holders held more than 40% of the outstanding Shares, including Shares represented by ADSs, as of such date, and (ii) the aggregate trading volume of Shares that were traded on national securities exchanges or on the OTC market in the United States over the 12-calendar-month period ended on such date, does not exceed 40% of the worldwide aggregate

[2] Endesa's annual report on Form 20-F does not specify the number of U.S. holders of Shares or the percentage of Shares held by U.S. holders.

trading volume of Shares over the same period. Therefore, the Offerors believe that, subject to their compliance with the other conditions contained in Rule 14d-1(d), the Offerors are eligible for Tier II Relief. In this regard, we note that Gas Natural SDG, S.A. and E.ON Aktiengesellschaft conducted tender offers for Shares and ADSs under the U.S. tender offer rules on the basis that they were eligible for Tier II Relief. *See* E.ON Zwölfte Verwaltungs GmbH's Offer for Endesa, S.A. (December 6, 2006); In the matter of Exchange Offer by Gas Natural SDG, S.A. for Endesa, S.A. (March 6, 2006). We also believe that this treatment is consistent with the treatment of other unsolicited exchange offers similarly structured. *See, e.g.*, In the Matter of Offer by Sanofi-Synthelabo for Ordinary Shares and ADSs of Aventis (June 10, 2004) (granting certain exemptive relief in respect of an unsolicited transaction where the bidder was unable to definitively confirm that it qualified for Tier II Relief).

PROPOSED OFFER STRUCTURE

Dual Offer Structure

As noted above, the Offerors have structured their proposed offer to acquire all of the outstanding Shares, including Shares represented by ADSs, as two separate offers, the U.S. Offer and the Spanish Offer. The Offerors' primary objective in proposing the dual offer structure is to satisfy various U.S. and Spanish legal and regulatory requirements that would otherwise be in conflict.

The U.S. Offer will be conducted in accordance with the U.S. federal securities laws, including Regulation 14D and Regulation 14E promulgated under the Exchange Act (including Rule 14d-1(d)), except to the extent of any exemptive or no action relief granted pursuant to this letter. The Spanish Offer will be conducted in accordance with the provisions of Spanish Law 24/1988, of 28 July, on the Securities Market, the Decree on Tender Offers, and other applicable legislation.

The Offerors have structured the Offers such that the procedural terms of the U.S. Offer will be at least as favorable as the procedural terms of the Spanish Offer and such that the total economic value received by shareholders tendering into the Offers will be the same. Taking those principles into account, the primary differences between the Offers are:

- Subject to relief requested under this letter, holders of Shares or ADSs tendering under the U.S. Offer will have withdrawal rights provided by U.S. law. The Spanish Offer generally will not allow withdrawal of tendered Shares, subject to certain exceptions described below.

- Pursuant to Spanish legal requirements, the U.S. Offer is conditioned on the completion of the Spanish Offer. The Spanish Offer is not conditioned on the completion of the U.S. Offer.

- If the offer period under the U.S. Offer is extended beyond the expiration of the offer period under the Spanish Offer, holders of Endesa Securities tendering into the U.S. Offer may receive payment after holders of Shares tendering into the Spanish Offer.

- The offer price in the Offers is €41.30 per Endesa Security in cash, without interest. The consideration received under the U.S. Offer will be converted by the U.S. tender agent from euros into U.S. dollars at the exchange rate obtainable on the spot market in New York at approximately noon (New York time) on the date the consideration is made available by the Offerors to the U.S. tender agent for delivery. Also, as discussed below and subject to relief requested under this letter, the offer price in the U.S. Offer and Spanish Offer will be reduced in the event that Endesa pays dividends or makes any other distribution before the date of settlement of the relevant Offer.

- Pursuant to Spanish legal requirements, the Offerors have arranged bank guarantees of their payment obligations under the Spanish Offer. Those guarantees do not cover the Offerors' payment obligations under the U.S. Offer.[3]

In addition to filing the U.S. Offer documents with the Commission, the Offerors will disseminate the U.S. Offer documents upon commencement in accordance with Rule 14d-4(a)(2), (x) by means of a summary advertisement of the U.S. Offer in a newspaper or newspapers and (y) by mailing by first class mail or otherwise furnishing with reasonable promptness the U.S. Offer documents to any security holder who requests such documents pursuant to the summary advertisement.

The Offerors will disseminate the Spanish Offer documents outside the United States in accordance with Spanish law and practice. The Spanish Offer documents and the annexes thereto will not be mailed into the United States or otherwise disseminated in the United States by or on behalf of the Offerors, except that, in order to comply with Spanish law, the Offerors are required to send the Spanish Offer documents in the Spanish language to each stock exchange on which Shares are listed, including the NYSE. Free copies of the Spanish Offer documents will be publicly available in the Spanish language at the registered addresses of ENEL, Acciona, Endesa, the CNMV, the Spanish Stock Exchanges authorities and the Spanish offer agent identified in the Spanish Offer.

An English language translation of the Spanish Offer documents will be made available outside the United States, because an English translation is of critical importance to the substantial number of Endesa shareholders located in the United Kingdom and otherwise located outside the United States and Spain. In addition to the need for an English language translation for United Kingdom investors, we note that English is a standard language of communication in financial markets and that Endesa, as one of Spain's largest companies, has a substantial shareholder base outside Spain. We also note that the Offerors' pre-commencement communications with institutional and other investors outside Spain have been conducted primarily in the English language. The English language translation of the Spanish Offer

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[3] We submit that this difference is not material. First, the Offerors' bank financing is available to fund purchases under the U.S. Offer as well as the Spanish Offer. Second, the U.S. Offer is not subject to any financing condition, and both Enel and Acciona clearly have the balance sheet strength to make both Offers. Finally, if (as is anticipated) the U.S. Offer in fact has the same expiration date as the Spanish Offer, by virtue of the settlement mechanism between the depositary for the U.S. Offer and Santander Investment, S.A. Corredores de Bolsa, which is acting as settlement agent for the Offerors in the Spanish Offer, the bank guarantees will in fact support the obligations of the Offerors under the U.S. Offer.

documents will carry a legend which states that the documents relate solely to the Spanish Offer and that the documents may not be sent into the United States. The Spanish Offer documents (excluding annexes) will be publicly available on the websites of ENEL, Acciona, Endesa and the CNMV in the Spanish language. An English language translation of the Spanish Offer documents (excluding annexes) will also be publicly available on the website of ENEL and Acciona, but any investors accessing such English language documents through ENEL and Acciona's website will be required to confirm that they are not residents of the United States or currently located in the United States.

The Offerors will not take any steps to encourage U.S. holders of Shares to tender into the Spanish Offer instead of the U.S. Offer. The Offerors will include disclosure in the U.S. Offer documents that makes clear that withdrawal rights will not be available to any U.S. holder of Shares who tenders into the Spanish Offer, except for the limited circumstances provided under Spanish law. The U.S. Offer documents will explain that a separate Spanish Offer is being made and will describe which shareholders are eligible to participate in each Offer, the differences between the Offers and any relief granted pursuant to this letter. The U.S. Offer documents will not provide information to U.S. holders as to the procedures for tendering into the Spanish Offer.

Consideration

The Offerors intend to offer €41.30 in cash, without interest, per Share and per ADS validly tendered under the U.S. Offer and €41.30 in cash, without interest, for each Share validly tendered under the Spanish Offer.

The consideration received under the U.S. Offer will be converted by the U.S. tender agent from euros into U.S. dollars at the exchange rate obtainable on the spot market in New York at approximately noon (New York time) on the date the consideration is made available by the Offerors to the U.S. tender agent for delivery. The charges that the U.S. tender agent will incur in converting the cash consideration into U.S. dollars will be reasonable and customary and will be deducted from the consideration to be paid in the U.S. Offer.

In the event that Endesa pays dividends or makes any other distribution after the date the U.S. Offer commences and before acceptance for payment under the U.S. Offer, the consideration offered per Share and per ADS in the U.S. Offer shall be reduced by an amount equivalent to the gross dividend paid per Share. Likewise, in the event that Endesa distributes any dividend before the completion of the Spanish Offer, the consideration offered per Share in the Spanish Offer shall be reduced by an amount equivalent to the gross dividend paid per Share.

Duration of the Offers

As noted above, it is the Offerors' intention to make and maintain the same offer periods and settlement dates for the U.S. Offer and the Spanish Offer.

Under Spanish law, the minimum acceptance period for the Spanish Offer will be one month and the maximum acceptance period for the Spanish Offer will be two months, in each case, from the date on which the Spanish Offer becomes open for acceptance, subject to extension (i) pursuant to Articles 35 and 36 of the Decree on Tender Offers if another competing offer is made for Endesa and (ii) pursuant to Article 19 of the Decree on Tender Offers, by the CNMV in order to allow Endesa's shareholders to adopt the resolutions upon which the Offer is conditioned. The Spanish Offer and the Spanish Offer document is expected to be approved by the CNMV in the second half of July 2007, and published promptly thereafter, pursuant to Spanish law.

Under U.S. law, in the event that the Offerors make changes to the terms of the U.S. Offer, the Offerors may be required to disseminate additional offering materials and extend the acceptance period for the U.S. Offer. Accordingly, it is possible that the Spanish Offer may be completed prior to the U.S. Offer if the U.S. Offer is required to be extended. If the offer period under the U.S. Offer is extended beyond the expiration of the offer period under the Spanish Offer, holders of Endesa Securities tendering into the U.S. Offer may receive payment after holds of Shares tendering into the Spanish Offer.

Conditions to the Offer

The Offers are subject to the following conditions (the "Conditions"):

- receipt of valid acceptances in the Offers such that the Offerors hold a majority of the share capital of Endesa;
- modification of Article 32 of Endesa's Articles of Association, removing all limitations and restrictions regarding the maximum number of votes capable of being exercised with respect to each Share;
- modification of Articles 37 and 38 of Endesa's Articles of Association, removing the requirements regarding classes of Directors and majority composition of the Board of Directors of Endesa; and
- modification of Article 42 of Endesa's Articles of Association, eliminating the qualifications required to be appointed Director or Managing Director (*Consejero Delegado*) other than the non-concurrence of legal prohibitions.

In addition, pursuant to Spanish legal requirements, the U.S. Offer must be conditioned on the completion of the Spanish Offer. Completion of the Spanish Offer will occur after the expiration of the Spanish Offer and the count of the Endesa Securities tendered into the Offers to determine whether or not the minimum tender condition has been met, as discussed below. Furthermore, under Spanish law, the Spanish Offer may be terminated by the Offerors if so permitted by the CNMV in the event of exceptional circumstances which make the Spanish Offer not possible and that are beyond the control of the Offerors.

Results of the Offers

In order for the Endesa Securities tendered to the U.S. Offer to be counted for purposes of determining the satisfaction of the aggregate minimum tender condition, following the expiration of the U.S. Offer, the U.S. tender agent must cause its custodian bank in Spain to irrevocably tender, with an irrevocable order to transfer, the Endesa Securities tendered into the U.S. Offer to the governing bodies of the Spanish Stock Exchanges.

Under Spanish law, it is not possible to withdraw acceptances from an offer under any circumstances following expiration of an offer. Spanish depositaries are held responsible for the delivery of shares tendered into an offer on behalf of their clients and, thus, could be held liable for any transfer of shares which have been tendered into an offer, unless and until such tendered shares are either accepted for payment and paid for by the bidder or the offer is withdrawn and such tendered shares are returned to the tendering shareholders.

In accordance with Spanish law and practice, the Spanish Stock Exchanges must notify the CNMV of the number of Endesa Securities that have been validly tendered under the Offers within five days from the end of the offering period. Based on the information so provided, within the following three days the CNMV will inform (the "CNMV Notification") the Offerors, Endesa and the Governing Bodies of the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (the "Relevant Spanish Exchanges") of the successful or unsuccessful outcome of the Spanish Offer. The CNMV Notification will be disclosed by the Offerors in an amendment to the Schedule TO. If the CNMV Notification is that the Spanish Offer was not successful, the Offerors will promptly return tendered Endesa Securities. If the CNMV Notification is that the Spanish Offer was successful, the Relevant Spanish Exchanges will, no later than the next working day, publish the favorable outcome of the Spanish Offer in the Quotation Bulletin of the Relevant Spanish Exchanges, whereupon the Offerors will become bound to purchase the Shares tendered under the Spanish Offer, which will then settle in accordance with the normal settlement cycle for transactions through the Relevant Spanish Exchanges (T+3). The date upon which the publication appears in the Quotation Bulletin is referred to as the "transaction date" for the Spanish Offer, and the Offerors becoming bound to purchase the Shares tendered under the Spanish Offer is referred to as the "completion" of the Spanish Offer.

Waiver of the Minimum Tender Condition

For Spanish legal reasons, the Offerors are required to determine whether or not to reduce or waive the minimum tender condition under the Offers immediately after the CNMV Notification. In order to minimize the discrepancies between Spanish and U.S. laws and practices, subject to the exemptive relief requested under this letter and as further discussed below, the Offerors intend to structure the U.S. Offer such that the Offerors will announce within at least five U.S. business days prior to the scheduled expiration date of the U.S. Offer that the Offerors may reduce or waive the minimum tender condition after the expiration of the U.S. Offer.

Withdrawal Rights under the Offers

The U.S. Offer will be structured to provide the withdrawal rights required by Section 14(d)(5) of and Rule 14d-7 under the Exchange Act, subject to the relief granted pursuant to this letter.

The Spanish Offer will be structured to provide withdrawal rights to the extent required by applicable Spanish law. Pursuant to Spanish law, holders of Shares who tender into the Spanish Offer will not have withdrawal rights unless: (i) a competing offer is made, (ii) an improvement in the terms of the first offer and/or the competing offer is made or (iii) the Offerors waive any condition of the Offers which requires the passing of a resolution by Endesa's shareholders. Under the Spanish takeover regime, in the event a competing offer is made by a third party, any acceptances of the first offer made prior to the commencement of the competing offer may be withdrawn until the expiration of the offers. If the first offeror and/or the competing offeror submit improved terms of their respective offers to the CNMV, any acceptances of the first offer and/or the competing offer made prior to the publication of any improved terms of the respective offers may be withdrawn at any time until the expiration of the offers. Under Spanish law, however, any Shares tendered after the publication of the improved terms of the first offer and/or the competing offer cannot be withdrawn.

DISCUSSION OF ISSUES AND REQUESTED RELIEF

There are points of conflict between U.S. tender offer rules and Spanish laws and practice governing tender offers. The Offerors believe the best method for reconciling these conflicts is a dual offer structure with the terms and conditions described in this letter, subject to the relief requested pursuant to this letter.

Dual Offer Structure – Rule 14d-10(a)(1)

Rule 14d-10(a)(1) under the Exchange Act provides that no person shall make a tender offer unless the offer is open to all securityholders of the class of securities subject to the tender offer. As indicated above, the Spanish takeover regime requires that a tender offer for a particular class of securities must be made to all holders (including U.S. holders) and must comply with certain disclosure, dissemination, timing and other conditions that differ in some respects from U.S. rules and regulations.

Rule 14d-1(d)(2) provides exemptive relief from Rule 14d-10(a)(1) and allows a bidder that qualifies for Tier II Relief to separate its offer into two offers: one offer made only to U.S. holders and another offer made only to non-U.S. holders. However, literal application of Rule 14d-1(d)(2) would not exempt the dual offer structure described in this letter. In the Offers, for Spanish legal reasons, the Spanish Offer is made to all holders of Shares (not to all non-U.S. holders) and the U.S. Offer is made to U.S. holders of Shares and to all holders of ADSs, wherever located (not to all U.S. holders). We note that the Offerors have only deviated from the offer structure described in Rules 14d-1(d)(2) and 14d-10(a)(1) to the extent necessary to comply with Spanish and U.S. legal requirements.

We hereby respectfully request on behalf of the Offerors relief from 14d-10(a)(1) of the Exchange Act to permit the Offerors to make the Offers utilizing a dual offer structure pursuant to which the Offerors will make (i) the U.S. Offer that will be open to all holders of Shares who are resident in the United States and to all holders of ADSs, wherever located, and (ii) the Spanish Offer that will be open to all holders of Shares, whether resident in Spain or outside Spain, if, pursuant to local laws and regulations applicable to such holders, they are permitted to participate in the Spanish Offer (including U.S. holders).

The Staff has permitted other similar dual offer structures in circumstances when the exemption under Rule 14d-1(d)(2) was not available. We note the Staff's grant of an exemption from Rule 14d-10(a)(1) to permit E.ON Zwölfte Verwaltungs GmbH ("E.ON") to make its U.S. offer available to all holders of ADSs, wherever located, and all holders of Shares who are U.S. holders and to make its Spanish offer available to all holders of Shares (including U.S. holders). *See* E.ON Zwölfte Verwaltungs GmbH's Offer for Endesa, S.A. (December 6, 2006).[4]

Reduction or Waiver of the Minimum Tender Condition – Rule 14d-4(d)(2)

As described above, acceptances of the U.S. Offer and the Spanish Offer will be counted on an aggregate basis to determine whether the minimum tender condition has been met. For Spanish legal reasons, the Offerors are required to determine whether or not to reduce or waive the minimum tender condition no later than the date of the CNMV Notification. This notification will be made no later than eight days after the expiration date of the Spanish Offer.

Rule 14d-4(d)(2) under the Exchange Act provides that, following a material change to a registered securities offer, such offer must remain open for five U.S. business days from the date that the material changes to the tender offer materials are disseminated to securityholders (and, as a result, securityholders would continue to have withdrawal rights during such five business day period under Rule 14d-7). Although Rule 14d-4(d)(2) applies only to registered securities offers by its terms, we understand that the Staff has taken the position that the provisions of 14d-4(d)(2) represent general requirements applicable to all tender offers subject to Section 14(d) of the Exchange Act. We also understand that the Staff has taken the position that the waiver of a minimum tender condition to an offer constitutes a "material change" to a tender offer.

Accordingly, absent the relief requested under 14d-4(d)(2), the Offerors would not be permitted to waive or reduce the minimum tender condition in accordance with Spanish law after expiration of the U.S. Offer, because it would not be able to "reopen" the U.S. Offer in order to comply with the five-business day extension requirement under 14d-4(d)(2) and provide withdrawal rights under Rule 14d-7.

As described above, acceptances of the U.S. Offer and the Spanish Offer will be counted on an aggregate basis to determine whether the minimum tender condition has been met.

[4] *See also* In the matter of Exchange Offer by Gas Natural SDG, S.A. for Endesa, S.A. (March 6, 2006) (Spain); In the Matter of Banco Bilbao Vizcaya Argentaria, S.A. for Series B Shares and American Depositary Shares of Grupo Financiero BBVA Bancomer, S.A. de C. V (February 2, 2004); In the Matter of Tender Offer by Fintech Mobile Inc. for Grupo Iusacell, S.A. de C. V (July 23, 2003) (Mexico); In the Matter of Tender Offer by Movil Access, S.A. de C. V for Grupo Iusacell, S.A. de C.V. (June 24, 2003) (Mexico); In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Groupo Embotellador Hispano-Mexicano S.L.'s Tender Offers for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C. V. (October 14, 2002) (Mexico); In the Matter of Southern Cross' Partial Offer for Shares and ADSs of Telex-Chile S.A. (March 5, 2002) (Chile); In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV) (October 22, 2001) (Venezuela); In the Matter of Ivax Corp.'s Second Step Tender Offer for All Shares and ADSs of Laboratorio Chile S.A. (August 3, 2001) (Chile); In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile S.A. (June 5, 2001) (Chile); and In the Matter of Exchange Offers by Telefonica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A. (June 5, 2000) (Brazil and Peru).

As a result, requiring the U.S. Offer to be extended past the expiration date of the Spanish Offer, or permitting withdrawals under the U.S. Offer during the period while the results of both Offers are being counted, would conflict with the counting procedures envisaged under Spanish law and would enable withdrawals from the U.S. Offer during the counting procedures to frustrate the success of the Offers by affecting whether or not the aggregate minimum tender condition is met.

We note that any benefits of requiring the Offerors to extend the U.S. Offer and provide withdrawal rights under these circumstances would seem to us to be outweighed by the significant risk that the Offerors could become contractually required to purchase Shares in the Spanish Offer even though the aggregate minimum tender condition may no longer be satisfied at the time of expiration of the U.S. Offer. Moreover, requiring different expiration dates for the Offers would conflict with the principles underlying Staff's positions in granting relief necessary to permit multiple offer structures—namely, that the procedural and economic terms should be as equivalent as practically possible.

In addition, we note that in determining whether to make the critical decision to reduce the minimum tender condition at the time the offering period (or any extensions thereof) expires, the Offerors and their advisors need to have full information about the number of Endesa Securities tendered to that point and any information that they can obtain as to the ownership of the Endesa Securities that have not been tendered into the Offers. Because of the tendency in Spanish tender offers for the bulk of the shares to be tendered at the end or close to the end of the offering period, and due to the centralized counting and reporting procedure, this information will not be available until after the end of the offer period. On account of Spanish law and customary Spanish practice as described above, the Offerors will not be in a position to make an informed decision whether to reduce or waive the minimum tender condition prior to the expiration of the offering period.

Under an interpretation of the Commission regarding changes to minimum tender conditions that is set forth in the adopting release for the final rules on Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings (Final Release No. 33-7759) (the "Cross-Border Release"), the Commission will not object if bidders meeting the requirements for Tier II Relief reduce or waive the minimum tender condition without extending withdrawal rights during the remainder of the offer (unless an extension is required by Rule 14e-1), if certain conditions are met. We understand that the Staff has taken the position that this interpretation, however, allows the termination of withdrawal rights only once all conditions to the offer are satisfied. *See* Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II Question (SEC Division of Corporation Finance, July 2001). Thus, the relief provided by the Commission's interpretation regarding changes to minimum tender conditions would not technically apply in the case of the Offers, because the minimum tender condition under the Offers will not be reduced or waived until after termination of withdrawal rights upon expiration of the U.S. Offer.

The Offerors nevertheless intend to comply with the conditions described in the Cross-Border Release noted in the preceding paragraph. At least five U.S. business days prior to the scheduled expiration date of the U.S. Offer, the Offerors will announce that they may reduce or waive the minimum tender condition. The Offerors will disseminate this announcement through a press release and by placing an advertisement in a newspaper of national circulation in the United States, which press release and advertisement will state the exact percentage to which the minimum tender condition may be reduced or waived and state that a reduction or waiver is possible and advise shareholders to withdraw their tenders immediately if their willingness to tender into the U.S. Offer would be affected by a waiver or reduction of the minimum tender condition. The Offerors will file this announcement with the Commission via the EDGAR filing system on the date that the announcement is made. The Offerors will declare their actual intentions once they are required to do so under Spanish tender offer regulations. During the five-U.S.-business-day period after the Offerors make the announcement described in this paragraph, the U.S. Offer will be open for acceptances and holders of Endesa Securities who have tendered their securities in the U.S. Offer will be entitled to withdraw their Endesa Securities. The U.S. Offer documents will also describe the procedure for reducing or waiving the minimum tender condition. Additionally, the U.S. Offer documents will include a discussion of the implications of the waiver of the minimum tender condition, specifically, the implications of the Offerors being a significant minority shareholder rather than a controlling shareholder, if the minimum tender condition is reduced.

We hereby respectfully request on behalf of the Offerors relief from Rule 14(d)-4(d)(2) under the Exchange Act to permit the Offerors, following the expiration of the U.S. Offer, to waive or reduce the minimum tender condition in accordance with the process prescribed by Spanish law and practice in the event that the minimum tender condition has not been satisfied, without extending the acceptance period of, or extending withdrawal rights under, the U.S. Offer.

With respect to the relief sought from Rule 14(d)-4(d)(2), we note the Staff's grant of an exemption from Rule 14d-4(d)(2) to permit E.ON to waive or reduce the minimum tender condition after the expiration of its U.S. offer, without extending the initial offer period and withdrawal rights after such waiver or reduction, in accordance with Spanish law and regulation, subject to E.ON providing the procedural and disclosure protections outlined in its request letter. *See* E.ON Zwölfte Verwaltungs GmbH's Offer for Endesa, S.A. (December 6, 2006).[5]

U.S. Offer Conditioned on Completion of Spanish Offer – Rule 14d-7

We understand that the Staff has taken the position that, in order to terminate withdrawal rights in an offer, all conditions must be satisfied or waived and the bidder must declare the offer wholly unconditional. *See e.g.*, Manual of Publicly Available Telephone Interpretations, Third Supplement, II. Cross-Border Release, A. Tier II Question (SEC Division of Corporation Finance, July 2001). We understand that the Staff bases its position on Rule 14d-7 under the Exchange Act, which provides that any person who has deposited securities pursuant to a tender offer has the right to withdraw any such securities during the period such offer, request or invitation remains open. We also understand that the Staff has taken the position that an offer that remains subject to certain post-expiration conditions might be deemed to "remain

[5] *See also* Gas Natural SDG, S.A. Offer for Shares and ADSs of Endesa, S.A. (March 6, 2006); SERENA Software, Inc. Offer for Shares and ADSs of Merant plc (April 13, 2004); Amerada Hess Corporation Offer for Shares sand ADSs of LASMO plc (December 13, 2000); and The Royal Bank of Scotland Group plc Offer for Shares and ADSs of National Westminster Bank PLC (December 27, 1999).

open" and therefore, securityholders would be entitled to withdrawal rights until the condition is satisfied.

As described above, acceptances of the U.S. Offer and the Spanish Offer will be counted on an aggregate basis to determine whether the minimum tender condition has been met, and subject to the relief granted pursuant to this letter, the Offerors will determine whether to reduce or waive the minimum tender condition after the expiration of the U.S. Offer. Also, as described above, the U.S. Offer is conditioned on the completion of the Spanish Offer.

Accordingly, absent the relief requested under Rule 14d-7, the Offerors would not be permitted to allow the U.S. Offer to expire on the same date as the Spanish Offer, because the required condition that the Spanish Offer be completed would remain open past the expiration date of the U.S. Offer. As a result, requiring the U.S. Offer to be extended past the expiration date of the Spanish Offer, or permitting withdrawals under the U.S. Offer during the period while the results of both Offers are being counted, would conflict with the counting procedures envisaged under Spanish law and would enable withdrawals from the U.S. Offer during the counting procedures to frustrate the success of the Offers by affecting whether or not the aggregate minimum tender condition is met. Moreover, as noted above, under Spanish law, it is not possible to withdraw acceptances from an offer under any circumstances following expiration of an offer, including Shares tendered into the U.S. Offer that will be irrevocably tendered to the governing bodies of the Spanish Stock Exchanges by the U.S. tender agent. Thus, providing withdrawal rights in the U.S. Offer under Rule 14d-7 would, as of the expiration of the Spanish Offer, constitute a direct conflict with the inability to withdraw tendered Shares after the expiration of the Spanish Offer pursuant to Spanish law and practice. Further, requiring different expiration dates for the Offers would also conflict with the principles underlying the Staff's positions in granting relief necessary to permit multiple offer structures — namely, that the procedural and economic terms should be as equivalent as practically possible. We also point out that, subject to the CNMV and the Relevant Spanish Exchanges complying with their Spanish legal obligations, the only "conditions" to completion of the Spanish Offer are also express conditions to the Offerors' obligations under the U.S. Offer and, except to the extent of the Staff's relief pursuant to this letter with respect to the minimum tender condition, will be satisfied or waived prior to expiration of the U.S. Offer.

We hereby respectfully request on behalf of the Offerors relief from Rule 14d-7 of the Exchange Act to permit the U.S. Offer to expire, and to permit the Offerors to retain shares tendered pursuant to the U.S. Offer following expiration of the U.S. Offer without extending withdrawal rights under the U.S. Offer, pending satisfaction of the condition to the U.S. Offer that the Spanish Offer has been completed.

With respect to the relief sought from Rule 14d-7, we note the relief granted by the Staff to E.ON, in order to permit the condition related to the acquisition of certain employee shares pursuant to the compulsory acquisition to survive the expiration of the Offer. See E.ON Zwölfte Verwaltungs GmbH Tender Offer for Shares and ADSs of Endesa, S.A. (December 6, 2006; see also Nordic Telephone Company Tender Offer for Shares and ADSs of TDC A/S (January 3, 2006). We also note that the requested relief is consistent with the other requests for relief from Rule 14d-7 under and Section 14(d)(5) of the Exchange Act discussed above.

Withdrawal Rights-Section 14(d)(5)

Section 14(d)(5) of the Exchange Act provides, among other things, that securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original tender offer if the securities have not been accepted for payment by the bidder. It is possible that the 60th day from commencement of the Offers may occur on or after the expiration date of the Offers but prior to the date payment occurs after expiration of the Offers.

As described above, acceptances of the U.S. Offer and the Spanish Offer will be counted on an aggregate basis to determine whether the minimum tender condition has been met. As a result, permitting withdrawals under the U.S. Offer during the period while the results of both Offers are being counted would conflict with the counting procedures envisaged under Spanish law and would enable withdrawals from the U.S. Offer during the counting procedures to frustrate the success of the Offers by affecting whether or not the aggregate minimum tender condition is met. Moreover, as noted above, under Spanish law, it is not possible to withdraw acceptances from an offer under any circumstances following expiration of an offer, including Shares tendered into the U.S. Offer which will be irrevocably tendered by the U.S. tender agent to the governing bodies of the Spanish Stock Exchanges. Thus, the withdrawal rights provided by Section 14(d)(5) would, as of the expiration of the Offers, constitute a direct conflict with the inability to withdraw tendered Shares after the expiration of the Offers pursuant to Spanish law and practice.

We hereby respectfully request on behalf of the Offerors relief from Section 14(d)(5) of the Exchange Act to permit the Offerors to terminate withdrawal rights in the U.S. Offer at the expiration of the U.S. Offer and during the period immediately following the expiration of the U.S. Offer until payment occurs after expiration in accordance with Spanish law and practice.

With respect to the relief sought from Section 14(d)(5), we note the Staff's grant of an exemption from Section 14(d)(5) to permit E.ON to terminate withdrawal rights in its U.S. offer at the expiration of its U.S. offer. *See* E.ON Zwölfte Verwaltungs GmbH Tender Offer for Shares and ADSs of Endesa, S.A. (December 6, 2006).[6] We also believe that this relief is consistent with the Commission's guidance set forth in the Cross-Border Release and the principle underlying Rule 14d-1 (d)(2)(iv), which provides certain Tier II Relief to allow payment to be made in accordance with the requirements of home jurisdiction law or practice.

Reduction of Offer Price if a Dividend Is Paid by Endesa – Rules 14e-1(b) and 14d-10(a)(2)

As described above, the consideration under the U.S. Offer will be reduced by an amount equivalent to any gross dividend paid by Endesa per Share prior to acceptance for payment under the U.S. Offer. This adjustment mechanism is designed to ensure that shareholders tendering into the U.S. Offer will receive the same total economic value, whether or

[6] *See also* In the Matter of Gas Natural SDG, S.A.'s Exchange Offer for Endesa, S.A. (March 6, 2006); In the Matter of BCP Crystal Acquisition GmbH & Co, et al. for Celanese AG (February 3, 2004); In the Matter of Alcan Inc. for Common Shares, ADSs, Bonos Allocation Rights and OCEANEs of Pechiney (October 6, 2003); and In the Matter of Serono S.A. Offer for All Outstanding Ordinary Shares, ADSs, OCEANEs and Warrants of Genset (September 12, 2002).

not a dividend is paid by Endesa as shareholders tendering into the Spanish Offer. Bidders establish such price adjustment mechanisms in Spanish offers, and the CNMV permits such mechanisms, because under applicable Spanish law the bidder would not otherwise be permitted to reduce the offer price in response to a dividend paid by the target.

Rule 14e-1(b) under the Exchange Act provides that, following an increase or decrease in the consideration offered under a tender offer, the offer must remain open for ten U.S. business days from the date that notice of the increase or decrease is first published or sent or given to securityholders (and, as a result, securityholders would continue to have withdrawal rights during that ten U.S. business day period). The Commission has taken the position that if the consideration offered in a tender offer is reduced as a result of a dividend or other distribution made by the target company, then the reduction constitutes a reduction in the consideration offered for purposes of Rule 14e-1(b). *See* Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers (Release No. 34-43069).

Rule 14d-10(a)(2) under the Exchange Act provides that no person shall make a tender offer unless the consideration paid to any securityholder pursuant to the tender offer is the highest consideration paid to any other security holder during such tender offer.

If Endesa pays a dividend prior to the expiration of the U.S. Offer, no relief would be required under Rule 14e-1(b) in order for the offer price in the U.S. Offer to be reduced by the gross amount of the dividend. The Offerors would reduce the offer price in the U.S. Offer by the gross amount of the dividend and extend the U.S. Offer to the extent required by Rule 14e-1(b).

The Offerors are requesting no-action relief under Rules 14e-1(b) and 14d-10(a)(2) in order to ensure that, if Endesa pays a dividend prior to acceptance for payment under the U.S. Offer, shareholders tendering into the U.S. Offer will receive the same total economic value as shareholders tendering into the Spanish Offer:

- If the Endesa dividend is paid *before* the transaction date of the Spanish Offer (which could occur if the U.S. Offer and Spanish Offer have the same expiration dates), then the offer price in the Spanish Offer will be reduced by the gross amount of the dividend. However, absent the relief requested under Rule 14e-1(b) the Offerors would not be permitted to correspondingly reduce the offer price in the U.S. Offer, because it would not be able to "reopen" the U.S. Offer in order to comply with the ten-U.S.-business-day extension requirement under Rule 14e-1(b). Accordingly, absent relief, the total economic value received by shareholders tendering into the U.S. Offer (the *full* offer price plus the dividend) would exceed the total economic value received by shareholders tendering into the Spanish Offer (the *reduced* offer price plus the dividend).

- If the Endesa dividend is paid *after* the transaction date of the Spanish Offer (which could occur if the expiration date of the U.S. Offer is extended beyond that of the Spanish Offer), then shareholders tendering into the Spanish Offer will not receive the dividend and the offer price in the Spanish Offer will not be reduced by the gross amount of the dividend. However, shareholders tendering into the U.S. Offer *would* receive the dividend. Absent the relief requested under Rule 14e-1(b) and Rule 14d-

10(a)(1), the Offerors would not be permitted to correspondingly reduce the consideration offered in the U.S. Offer, because under Rule 14e-1(b), if the dividend was paid after expiration of the U.S. Offer, the Offerors would not be able to "reopen" the U.S. Offer in order to comply with the ten-U.S.-business-day requirement under Rule 14e-l(b) and because under Rule 14d-10(a)(2) the offer price offered under the U.S. Offer would be nominally less than the offer price paid under the Spanish Offer. Accordingly, absent relief, the total economic value received by shareholders tendering into the U.S. Offer (the full offer price *plus* the dividend) would exceed the total economic value received by shareholders tendering into the Spanish Offer (the full offer price).

We note that the total economic value received by shareholders in both Offers would be the same in all circumstances, if the requested relief is granted. In either case described above, it would be inconsistent with Spanish equal treatment requirements for shareholders tendering with the U.S. Offer to receive greater total economic value than shareholders tendering into the Spanish Offer. Such a result could also give rise to arbitrage by hedge funds and other investors that could frustrate the intent of the proposed dual offer structure.

The U.S. Offer document will disclose that the offer price under the U.S. Offer will be reduced by the gross amount of any dividend or other distributions paid by Endesa prior to acceptance for payment under the U.S. Offer. In addition, if the Offerors do reduce the consideration as described above, the Offerors will disseminate an announcement of the reduction through a press release and by placing an advertisement in a newspaper of national circulation in the United States. The Offerors will file the announcement with the Commission via the EDGAR filing system on the date that the announcement is made.

We hereby respectfully request on behalf of the Offerors that the Staff confirm that it will not recommend any enforcement action against the Offerors under Rule 14d-10(a)(2) as a result of the Offerors potentially reducing the offer price being paid in the U.S. Offer by the amount of any gross dividend paid by Endesa and under Rule 14e-1(b) as a result of the Offerors potentially reducing the offer price being paid in the U.S. Offer by the amount of any gross dividend paid by Endesa, in each case if such dividend is paid after the expiration of the U.S. Offer but prior to acceptance for payment under the U.S. Offer, without extending the acceptance period of, or withdrawal rights under, the U.S. Offer.

With respect to the no-action relief sought under Rules 14d-10(a)(2) and 14e-l(b) we note the Staff's grant of relief to E.ON to permit the offer price to potentially decrease as a result of dividend payment or other distributions made by the Company. *See* E.ON Zwölfte Verwaltungs GmbH Tender Offer for Shares and ADSs of Endesa, S.A. (December 6, 2006); *see also* Nordic Telephone Company Offer for Shares and ADSs of TDC A/S (January 3, 2006).

Conclusion

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

We respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact the Michael Wolfson of Simpson Thacher & Bartlett LLP at +44 20 7275 6580 or Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz, which is representing Acciona, at (212) 403-1234.

Very truly yours,

Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

Copies to:

Mr. Paolo Palloti
Mr. Fabio Bonomo
Mr. Salvatore Cardillo
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
ITALY

Mr. Enric Picanyol
Cuatrecasas
Tower 42
25 Old Broad Street
London EC2N 1HQ
UNITED KINGDOM

Mr. Jorge Vega-Penichet
Acciona, S.A.
Avenida Europa, 18
Empresarial La Moraleja, Alcobendas
Madrid 28108
SPAIN

Mr. Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

END